EXHIBIT 77E - LEGAL PROCEEDINGS

     RECENT LITIGATION. On January 29, 2003, the Fund, together with Templeton China World Fund, Inc. ("China Fund"), another closed-end management investment company in Franklin Templeton Investments, and TAML, the investment adviser to the Fund and China Fund, filed a complaint in the United States District Court for the District of Maryland, Northern Division, against Harvard College, Harvard Management Company, Inc. ("Harvard Management"), which is an investment advisor to Harvard College, and Steven Alperin, an officer of Harvard Management (referred to collectively as "Harvard"). The complaint alleged that Harvard violated several provisions of the Federal securities laws and the rules of the SEC related to Harvard's ownership of Fund shares and actions as a shareholder. On February 7, 2003, Harvard counterclaimed, alleging that the Fund, China Fund, TAML and each fund's directors violated certain provisions of the Federal securities laws and SEC rules. Harvard also asserted counterclaims of breach of fiduciary duty under Maryland state law against TAML and each fund's directors. On March 20, 2003, the parties announced a settlement that resulted in, among other things, the dismissal of their litigation claims against each other and the withdrawal of shareholder proposals submitted by Harvard College for the Fund's 2003 Annual Shareholders' Meeting (the "Meeting").

     DISMISSAL OF LAWSUIT. Pursuant to the Settlement Agreement between the Fund and Harvard, the complaint brought by the Fund, China Fund and TAML against Harvard, as well as the counterclaims brought by Harvard against the Fund, China Fund, each fund's directors and TAML were dismissed without prejudice. The parties have also entered into covenants not to sue each other with respect to the claims that were made or could have been made in the litigation absent a breach of the settlement agreements.

     SHAREHOLDER PROPOSALS. As part of the settlement, Harvard College has agreed to withdraw all of its shareholder proposals for the Meeting.

      TENDER OFFERS. The Fund announced that as part of its settlement with Harvard, it has agreed to take, and the Board approved, the following actions:

     o APRIL 2003 CASH TENDER OFFER--The Fund agreed to commence a cash tender offer, which was required to be commenced on or prior to April 30, 2003, for 15% of the Fund's outstanding shares at 92.5% of net asset value per share as of the date the offer expires. Previously, the Board had approved an April 2003 cash tender offer for not less than 10% of the Fund's outstanding shares at not less than 90% of net asset value per share. On April 24, 2003, the Fund commenced a tender offer for up to 6,656,425 shares, or 15%, of the Fund's outstanding shares at a price per share equal to 92.5% of net asset value per share as of May 22, 2003, the expiration date of the tender offer. In accordance with the terms of the tender offer, 6,656,425 shares were accepted by the Fund for a purchase price of $9.97 per share.

     o IN-KIND TENDER OFFERS--The Fund has applied to the SEC for an exemptive order allowing the Fund to make occasional, non-periodic tender offers, each for up to 20% of the Fund's outstanding shares at a price equal to 95% of net asset value per share as of the date the offer expires, to be paid entirely in kind through a pro rata distribution of marketable portfolio securities and available cash. Subject to certain conditions, the settlement requires the Fund to commence such an in-kind tender offer for 20% of the Fund's shares within three months after obtaining the SEC exemption. The Fund may also be required under the settlement to conduct, on substantially identical terms, up to two additional in-kind tender offers under certain circumstances. There is no assurance that the SEC will issue the exemptive order, nor is it possible to predict the date when an exemptive order might be granted.

     o ADDITIONAL CASH TENDER OFFERS--If the SEC does not issue the exemptive order for in-kind tender offers by March 26, 2004, the settlement provides that the Fund may, but is not obligated to, conduct an additional cash tender offer, and possibly later follow-on cash tender offers, each for 15% of the Fund's outstanding shares at a price of 92.5% of net asset value per share as of the date the offer expires. Under certain circumstances, if the Fund does not conduct these tender offers, Harvard will be relieved of its obligation to refrain from making shareholder proposals and taking other actions with respect to the Fund.

     Harvard announced that it intends to tender all of the shares it then owns into each tender offer described above that is commenced.

     The Settlement Agreement provides that the Fund will not be obligated to commence in-kind tender offers or additional cash tender offers under certain circumstances or conditions. These relate to, among other things, the number of shares tendered by shareholders into preceding tender offers as well as the beneficial ownership percentages of the Fund's shareholders.

     STANDSTILL. As part of the settlement, Harvard agreed not to submit any proposals for consideration by shareholders of the Fund, or any other closed-end fund or similar investment vehicle managed by TAML or its affiliates, or for consideration by shareholders of Franklin Resources, nor to encourage others to do so, for a period of four years. Harvard also has agreed not at any time to acquire additional shares of the Fund or any other closed-end fund or similar investment vehicle managed by TAML or its affiliates.

     FEES, COSTS AND EXPENSES. The Fund agreed that TAML shall be responsible for the legal fees and expenses incurred by the Fund and its directors with respect to the Settlement Agreement and the litigation. The Fund agreed that TAML shall also be responsible for the legal fees and expenses incurred by the Fund through March 20, 2003, with respect to its proxy contest relating to the Meeting.